Exhibit (h)(viii)

AMENDED AND RESTATED

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 11th day of August, 2010, as amended and restated August 31, 2017, August 31, 2018, August 31, 2019 and August 31, 2020, between DuPont Capital Management Corporation (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of DuPont Capital Emerging Markets Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below (the “Expense Limitation”);

WHEREAS, effective September 1, 2016, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation level from 1.60% of the Fund’s average daily net assets to 1.27% of the Fund’s average daily net assets;

WHEREAS, on August 31, 2017, the Adviser amended and restated the Agreement dated August 11, 2010 to extend the term to August 31, 2018;

WHEREAS, effective September 1, 2018, the Adviser wishes to amend and restate the Agreement dated August 11, 2010 to extend the term to August 31, 2019;

WHEREAS, effective September 1, 2019, the Adviser wishes to amend and restate the Agreement dated August 11, 2010 to extend the term to August 31, 2020; and

WHEREAS, effective September 1, 2020, the Adviser wishes to amend and restate the Agreement dated August 11, 2010 to extend the term to August 31, 2021.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed (on an annual basis) (a) 1.60%, as a percentage of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through August 31, 2016; and (b) 1.27% of the Fund’s average daily net assets for the period from September 1, 2016 through August 31, 2021.

Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits described above or any lesser limits in effect at the time of reimbursement.

Term. This Agreement shall terminate on August 31, 2021, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature page follows.]

Effective as of the date first set forth above.

DuPont Capital Management Corporation

By:	/s/ Robin Sachs
Name:	Robin Sachs
Title:	Chief Operating Officer

FundVantage Trust, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President